SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                       Santa Anita Realty Enterprises, Inc.
                          Santa Anita Operating Company
                                 (Name of Issuer)


                          Common Stock, $0.10 par value
                          (Title of class of securities)


                                    801209206
                                    801212101
                                  (CUSIP Number)


                                William A. Ackman
                                 Gotham Partners
                               110 East 42nd Street
                            New York, New York  10017
                                  (212) 286-0300
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  April 8, 1997
             (Date of event which requires filing of this statement)


                   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                   Check the following box if a fee is being paid with the statement [ ].




                                Page 1 of 4 Pages





              This Amendment No. 3 is filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II" and together with Gotham, the "Reporting Persons"), and amends and supplements the following Items of those certain Schedule 13Ds (the "Schedule 13Ds") originally filed on November 21, 1996, in each case by adding the information set forth below. Capi-talized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13Ds.

         ITEM 4.   PURPOSE OF TRANSACTION.

              KAI has today filed an amendment to its Schedule 13D, originally filed with the Securities and Exchange Commission on October 24, 1996, which describes certain proposed transactions relating to the Companies. In addition, KAI on April 4 filed an amendment to the Schedule 13D, which describes certain additional information relating to the proposed transactions relating to the Companies. The amendments to the KAI Schedule 13D provides additional detail as to these matters. Each is attached as an exhibit hereto and incorporated herein by reference. It is expected, as reported in the amendment to the KAI Schedule 13D filed today that, Gotham will purchase certain securities in connection with the transactions described therein, should such transactions proceed.

              The Reporting Persons have not authorized any party to act as their agent and neither of them is intending to create any agency, partnership or similar relationship among with any other person in connection with the KAI proposal. No voting arrangement or understanding exists between Gotham and KAI or any of its affiliates or other financing sources for the KAI proposal in connection with the Reporting Persons' securities of the Companies.

              Separately, on April 13, 1997, the Companies announced that they had entered into a definitive reverse merger agreement under which Meditrust Corp. will be merged with the Companies in a tax-free exchange of shares. The Companies reported that, based on Meditrust's April 11 closing price of $37.25 a share, Meditrust shareholders will receive 1.2016 Paired Shares for each Meditrust share, in a transaction stated by the Companies to have an initial value to the Companies' shareholders of $383 million.

              The Reporting Persons cannot currently predict whether the KAI proposal will or will not be pursued in light of the announced Meditrust transaction. The Reporting Persons expect to evaluate the proposed Meditrust transaction and their own interest in securities of the Companies in light of pending developments, including, in particular, developments with respect to the KAI proposal. Subject to such developments and other relevant matters, including the various matters set forth in the penultimate paragraph of Item 4 of the Schedule 13Ds, notwithstanding anything contained herein, the Reporting Persons reserve the right to take any lawful action which they deem desirable, including acquiring additional Shares and Paired Shares or selling or otherwise disposing of all or some of their holdings of Shares and Paired Shares, and including actions which could result in the occurrence of any or all of the matters or events referred to in the last paragraph of Item 4 of the Schedule 13Ds.


         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibits are filed as part of this Schedule
         13D:


                                Page 2 of 4 Pages





              (1) Amendment No. 4 to Schedule 13D, originally filed with the Securities and Exchange Commission on October 24, 1996, by Apollo Real Estate Investment Fund II, L.P., Apollo Real Estate Advisors II, L.P., Koll Arcadia Investors, LLC, and Koll Arcadia, LLC.

              (2) Amendment No. 5 to Schedule 13D, originally filed with the Securities and Exchange Commission on October 24, 1996, by Apollo Real Estate Investment Fund II, L.P., Apollo Real Estate Advisors II, L.P., Koll Arcadia Investors, LLC, and Koll Arcadia, LLC (together with all exhibits thereto).



















                                Page 3 of 4 Pages





                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

         April 15, 1997

                                   GOTHAM PARTNERS, L.P.

                                   By:  SECTION H PARTNERS, L.P.
                                        its general partner

                                        By:  KARENINA CORPORATION
                                             a general partner of Section H
                                             Partners, L.P.


                                             By: /s/ William A. Ackman
                                                  William A. Ackman
                                                  President


                                   GOTHAM PARTNERS II, L.P.

                                   By:  SECTION H PARTNERS, L.P.
                                        its general partner

                                        By:  KARENINA CORPORATION
                                             a general partner of Section H
                                             Partners, L.P.


                                             By: /s/ William A. Ackman
                                                  William A. Ackman
                                                  President










                                Page 4 of 4 Pages